UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: March 22, 2012

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Reports Third and Fourth Quarter 2011 Unaudited Financial Results

Shanghai, China — March 21, 2012. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced its unaudited financial results for the third quarter ended September 30, 2011 and the fourth quarter ended December 31, 2011 today.

Financial Highlights:

-	Net revenues in the second half of 2011 amounted to RMB55.1 million (US$8.7 million), representing an increase of 7% from the first half of 2011 and a slight decrease of 1% from the second half of 2010.

-	Net revenues for the fiscal year 2011 amounted to RMB106.4 million (US$16.9 million), representing an increase of 3% from the fiscal year 2010.

-	Net loss attributable to holders of ordinary shares in the second half of 2011 amounted to RMB219.7 million (US$34.9 million), representing an increase of 240% from the first half of 2011 and a decrease of 39% from the second half of 2010.

-	Net loss attributable to holders of ordinary shares for the fiscal year 2011 amounted to RMB284.3 million (US$45.2 million), representing a decrease of 43% from the fiscal year 2010.

Management Comments:

Commenting on the results of the second half and fiscal year of 2011, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “In 2011, we are still undergoing the strategic transition from a domestic online game operator to an international online game developer and operator with diversified platforms. In the second half of 2011, we further strengthened our MMORPG and web and social game pipeline by following our strategy of focusing on games with the highest quality. Among our robust game pipeline, Firefall, a revolutionary next-generation triple-A title MMOFPS game, will be presented to online gaming enthusiasts worldwide.”

Discussion of The9’s Unaudited Third and Fourth Quarter 2011 Results

Net Revenues

Our net revenues in the third quarter of 2011 amounted to RMB27.2 million (US$4.3 million), representing an increase of 6% from RMB25.5 million (US$4.1 million) in the second quarter of 2011 and an increase of 2% from RMB26.6 million (US$4.2 million) in the third quarter of 2010. These increases were primarily due to an increase in net revenues from our TV game platform and overseas licensing operations.

Our net revenues in the fourth quarter of 2011 amounted to RMB27.9 million (US$4.4 million), representing an increase of 3% from RMB27.2 million (US$4.3 million) in the third quarter of 2011 and a decrease of 3% from RMB28.8 million (US$4.6 million) in the fourth quarter of 2010. The increase from the third quarter of 2011 was primarily due to an increase in net revenues from ShenXianZhuan. The year-over-year decrease was primarily due to a decrease in net revenues from our then operating MMORPGs.

Gross Profit

Our gross profit in the third quarter of 2011 amounted to RMB13.6 million (US$2.2 million), representing an increase of 8% from RMB12.7 million (US$2.0 million) in the second quarter of 2011 and an increase by 17 times compared to RMB0.8 million (US$0.1 million) in the third quarter of 2010. The year-over-year increase in gross profit in the third quarter was primarily due to a decrease in royalties, as we have more games in our games portfolio developed in-house compared to last year.

Our gross profit in the fourth quarter of 2011 amounted to RMB13.3 million (US$2.1 million), representing a decrease of 3% from RMB13.6 million (US$2.2 million) in the third quarter of 2011 and an increase by 7 times from RMB1.6 million (US$0.3 million) in the fourth quarter of 2010. The year-over-year increase in gross profit in the fourth quarter of 2011 was primarily due to a decrease in royalties, as we have more games in our games portfolio developed in-house compared to last year.

Operating Expenses

In the third quarter of 2011, our operating expenses were RMB141.4 million (US$22.5 million), representing a 37% increase from RMB103.6 million (US$16.5 million) in the second quarter of 2011 and a 79% increase from RMB79.0 million (US$12.6 million) in the third quarter of 2010. The increase in operating expenses was mainly due to an increase in marketing expenses relating to Chinajoy game exhibition and our online game promotion efforts, as well as an increase in development expenses, including those incurred by Red5 Studios, Inc.

In the third quarter of 2011, share-based compensation was RMB10.8 million (US$1.7 million), compared to RMB16.1 million (US$2.6 million) in the second quarter of 2011 and RMB2.1 million (US$0.3 million) in the third quarter of 2010.

In the fourth quarter of 2011, our operating expenses were RMB140.2 million (US$22.3 million), representing a 1% decrease from RMB141.4 million (US$ 22.5 million) in the third quarter of 2011 and an 18% increase from RMB118.7 million (US$18.9 million) in the fourth quarter of 2010. The increase from the fourth quarter of 2010 was primarily due to an increase in marketing expenses for Firefall and G-star game exhibition in Korea, an increase in development expenses due to the increased research and development headcount and an increase in general and administrative expenses as a result of our establishment of overseas offices and increased share-based compensation.

In the fourth quarter of 2011, share-based compensation was RMB10.0 million (US$1.6 million), compared to RMB10.8 million (US$1.7 million) in the third quarter of 2011 and RMB8.4 million (US$1.3 million) in the fourth quarter of 2010.

Other Operating Income

As a result of non-renewal of WoW license in 2009, we announced a refund plan for the unactivated WoW game point cards, which we recorded as advance from customers in September 2009. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 under applicable laws and the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011.

Interest Income

Interest income in the third quarter of 2011 was RMB8.6 million (US$1.4 million), compared to RMB7.5 million (US$1.2 million) in the second quarter of 2011 and RMB5.6 million (US$0.9 million) in the third quarter of 2010. Such increase was due to an increase in bank interest rate.

Interest income in the fourth quarter of 2011 was RMB7.1 million (US$1.1 million), compared to RMB8.6 million (US$1.4 million) in the third quarter of 2011 and RMB5.8 million (US$0.9 million) in the fourth quarter of 2010. The decrease from the third quarter of 2011 was due to a decrease of cash balance and the increase from the fourth quarter of 2010 was due to an increase in bank interest rate.

Other (Expenses) Income, net

Other expenses in the third quarter of 2011 was RMB5.7 million (US$0.9 million), compared to other income of RMB6.7 million (US$1.1million) in the second quarter of 2011 and other expenses of RMB0.1 million (US$0.02 million) in the third quarter of 2010. Other expenses in the third quarters of 2010 and 2011 primarily represented the foreign exchange loss. Other income in the second quarter of 2011 primarily represented the income from a one-off settlement fee.

Other expenses in the fourth quarter of 2011 was RMB0.8 million (US$0.1 million), compared to other expenses of RMB5.7 million (US$0.9 million) in the third quarter of 2011 and other income of RMB22.6 million (US$3.6 million) in the fourth quarter of 2010. The decrease from the third quarter of 2011 was primarily due to a decrease of foreign exchange loss. Other income in the fourth quarter of 2010 mainly represented a government subsidy of RMB23.0 million (US$3.6 million).

Gain on Investment Disposal

In the fourth quarter of 2011, we reversed RMB15.7 million (US$2.5 million) from the gain on investment disposal. In April 2011, we disposed of our equity interest in OpenFeint Inc. and recognized a gain on investment disposal with a total amount of RMB60.1 million in the second quarter of 2011. As a result of third parties’ claims against OpenFeint Inc. and our potential indemnification obligations to the buyer of OpenFeint Inc., we made a provision of RMB15.7 million on the receivable from the disposal withheld in an escrowed account established to secure our indemnification obligations and reversed the gain on investment disposal accordingly.

Net (Loss) Income attributable to holders of ordinary shares

In the third quarter of 2011, net loss attributable to holders of ordinary shares was RMB93.7 million (US$14.9 million), representing a 678% increase from RMB12.0 million (US$1.9 million) in the second quarter of 2011 and a 37% increase from RMB68.5 million (US$10.9 million) in the third quarter of 2010.

Fully diluted loss per share and per ADS in the third quarter of 2011 was RMB3.74 (US$0.59), compared to RMB0.48 (US$0.08) in the second quarter of 2011 and RMB2.73 (US$0.43) in the third quarter of 2010.

In the fourth quarter of 2011, net loss attributable to holders of ordinary shares was RMB126.0 million (US$20.0 million), representing a 35% increase from RMB93.7 million (US$14.9 million) in the third quarter of 2011 and a 56% decrease from RMB289.5 million (US$46.0 million) in the fourth quarter of 2010.

Fully diluted loss per share and per ADS for the fourth quarter of 2011 was RMB5.14 (US$0.82), compared to RMB3.74 (US$0.59) in the third quarter of 2011 and RMB11.52 (US$1.83) in the fourth quarter of 2010.

Currency Convenience Translation

The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2011, which was RMB 6.2939 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Form 20-F

The9 will file its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the U.S. Securities and Exchange Commission on or about March 22, 2011, U.S. Eastern Time. The annual report may be accessed in the Investor Relations section of the The9’s website at http://www.corp.the9.com. Upon request, The9 will provide a hard copy of its annual report to its shareholders free of charge. Requests should be made to The9 Limited, No. 3 Building, No. 690, Bibo Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.

Conference Call / Webcast Information

The9’s management team will host a conference call on Wednesday, March 21, 2012 at 9:00 PM, U.S. Eastern Time, corresponding to Thursday, March 22, 2012 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling:

US Toll Free: +1-866-519-4004

Mainland China (mobile users): 400-620-8038

Mainland China (fixed line users): 800-819-0121

Hong Kong Toll: +852-2475-0994

Singapore Toll / International Toll: +65-6723-9381

Conference ID # 57490859

A telephone replay of the call will be available from 12:00am ET on March 22, 2012 for 7 days.

The dial-in details for the replay are:

U.S. Toll Free: +1-866-214-5335

U.S. Toll / International Toll: +1-718-354-1232

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q & 4Q 2011 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is an online game developer and operator. The9 operates, directly or through its affiliates, its proprietary massively multiplayer online role playing games, or MMORPGs, and web and social games including ShenXianZhuan, World of Fighter, Winning Goal and Q Jiang San Guo, as well as licensed MMORPGs, including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online, in mainland China. The9 is developing various proprietary games, including FireFall, Era Zero and other MMORPGs and web and social games. In addition, it has obtained exclusive licenses to operate various other games in mainland China, including Seoyugi, Rosh, Free Realms and Planetside 2. The9 also commenced its mobile internet business operations and launched The9 Game Zone, a mobile social gaming platform in China which is powered by OpenFeint.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter ended
	September 30, 2010	December 31, 2010	June 30, 2011	September 30, 2011	December 31, 2011	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues *:
Online game services	27,690,830	29,885,623	26,107,123	28,056,590	28,209,598	4,457,743	4,482,054
Other revenues	228,946	601,476	963,574	579,521	1,272,164	92,077	202,126

	27,919,776	30,487,099	27,070,697	28,636,111	29,481,762	4,549,820	4,684,180
Sales Taxes	(1,333,741)	(1,719,965)	(1,546,057)	(1,484,459)	(1,562,788)	(235,857)	(248,302)

Net Revenues	26,586,035	28,767,134	25,524,640	27,151,652	27,918,974	4,313,963	4,435,878

Cost of Services	(25,816,583)	(27,120,332)	(12,862,044)	(13,524,873)	(14,643,160)	(2,148,886)	(2,326,564)

Gross Profit	769,452	1,646,802	12,662,596	13,626,779	13,275,814	2,165,077	2,109,314

Operating Expenses:
Product development	(37,405,254)	(34,971,378)	(47,026,273)	(57,132,228)	(68,530,135)	(9,077,397)	(10,888,342)
Sales and marketing	(16,053,768)	(17,456,542)	(14,918,667)	(38,402,213)	(26,749,450)	(6,101,497)	(4,250,059)
General and administrative	(25,545,598)	(28,295,880)	(41,614,830)	(45,867,096)	(44,933,064)	(7,287,548)	(7,139,145)
Impairment of equipment, intangible assets and goodwill	—	(37,949,452)	—	—	—	—	—

Total operating expenses:	(79,004,620)	(118,673,252)	(103,559,770)	(141,401,537)	(140,212,649)	(22,466,442)	(22,277,546)
Other operating Income				25,993,004	—	4,129,873	—

Loss from operations	(78,235,168)	(117,026,450)	(90,897,174)	(101,781,754)	(126,936,835)	(16,171,492)	(20,168,232)
Interest income	5,568,241	5,812,347	7,459,877	8,601,860	7,124,036	1,366,698	1,131,896
Other income (expenses), net	(141,422)	22,622,595	6,731,736	(5,691,396)	(781,216)	(904,272)	(124,123)

Loss before income tax benefit (expense), gain on investment disposal, impairment loss on investment and share of loss in equity investments	(72,808,349)	(88,591,508)	(76,705,561)	(98,871,290)	(120,594,015)	(15,709,066)	(19,160,459)
Income tax benefit (expense)	42,150	(7,406,910)	—	—	—	—	—

Loss before gain on investment disposal, impairment loss on investment and share of loss in equity investments	(72,766,199)	(95,998,418)	(76,705,561)	(98,871,290)	(120,594,015)	(15,709,066)	(19,160,459)
Gain (loss) on investment disposal	—	—	60,121,453	—	(15,686,651)	—	(2,492,358)
Impairment loss on investment	—	(196,115,321)	—	—	—	—	—
Share of loss on equity investments, net of taxes	(1,679,511)	(2,699,207)	(589,218)	(1,531,814)	(1,034,009)	(243,381)	(164,287)

Net loss	(74,445,710)	(294,812,946)	(17,173,326)	(100,403,104)	(137,314,675)	(15,952,447)	(21,817,105)
Less: Net loss attributable to noncontrolling interest	(5,909,026)	(5,358,832)	(5,138,494)	(6,728,394)	(11,265,424)	(1,069,034)	(1,789,896)

Net loss attributable to holders of ordinary shares	(68,536,684)	(289,454,114)	(12,034,832)	(93,674,710)	(126,049,251)	(14,883,413)	(20,027,209)

Net loss attributable to holders of ordinary shares per share
— Basic and Diluted	(2.73)	(11.52)	(0.48)	(3.74)	(5.14)	(0.59)	(0.82)

Weighted average number of shares outstanding
— Basic and Diluted	25,121,645	25,121,781	25,131,874	25,055,096	24,518,712	25,055,096	24,518,712

Amount attributable to holders of ordinary shares	(68,536,684)	(289,454,114)	(12,034,832)	(93,674,710)	(126,049,251)	(14,883,413)	(20,027,209)

* Prior to 2011, we reported revenues from our Internet Protocol TV game, or TV Game services and overseas licensing revenue under other revenues item amounted to RMB0.5 million and RMB4.7 million for the years ended December 31, 2009 and 2010, respectively. Starting from January 1, 2011, as revenue from such businesses related to online game services and became more significant, we have reclassified such revenue and reported it under online game services item, and our financial information has been retrospectively adjusted to reflect such reclassification.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31, 2010	September 30, 2011	December 31, 2011	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$	US$
Assets
Current Assets
Cash and cash equivalents	1,416,189,294	1,209,175,999	1,071,725,828	192,118,718	170,280,085
Accounts receivable	10,712,252	17,254,779	10,054,911	2,741,508	1,597,564
Advances to suppliers	52,054,494	5,000,889	3,365,755	794,561	534,765
Prepayments and other current assets	63,969,737	84,447,235	66,060,141	13,417,314	10,495,900
Prepaid royalties	15,615,493	16,157,989	15,556,270	2,567,246	2,471,642
Deferred costs	2,911,937	1,697,723	1,903,099	269,742	302,372

Total current assets	1,561,453,207	1,333,734,614	1,168,666,004	211,909,089	185,682,328

Investments in equity investees	74,843,710	64,705,740	72,051,143	10,280,707	11,447,774
Available-for-sale investment	—	—	6,342,100	—	1,007,658
Property, equipment and software	58,061,464	57,946,952	60,513,021	9,206,843	9,614,551
Goodwill	10,548,323	10,121,784	10,035,775	1,608,190	1,594,524
Intangible assets	17,647,842	15,937,175	159,493,400	2,532,162	25,340,949
Land use right	77,956,936	76,516,253	76,036,026	12,157,208	12,080,908
Other long-term assets	56,827,902	107,746,957	75,756,603	17,119,267	12,036,512

Total Assets	1,857,339,384	1,666,709,475	1,628,894,072	264,813,466	258,805,204

Liabilities and Equity
Current Liabilities
Accounts payable	46,948,658	19,179,062	44,149,842	3,047,246	7,014,703
Refund of game points	195,993,716	169,998,682	169,998,682	27,010,070	27,010,070
Other taxes payable	5,437,764	7,674,642	5,797,785	1,219,378	921,175
Advances from customers	7,101,645	15,797,587	27,010,571	2,509,984	4,291,548
Deferred revenue	18,508,169	15,638,128	16,661,791	2,484,648	2,647,292
Other payables and accruals	42,328,817	46,736,815	47,906,323	7,425,732	7,611,548

Total current liabilities	316,318,769	275,024,916	311,524,994	43,697,058	49,496,336

Long-term accounts payable	—	—	60,016,072	—	9,535,594
Deferred tax liability	5,803,848	5,569,160	5,521,837	884,851	877,332

Total Liabilities	322,122,617	280,594,076	377,062,903	44,581,909	59,909,262

Equity
Common shares (US$ 0. 01 par value; 25,124,147 shares issued and outstanding as of December 31, 2010, 24,782,491 shares issued and outstanding as of September 30, 2011, and 24,456,805 shares issued and outstanding as of December 31, 2011)	2,051,878	2,023,080	1,996,367	321,435	317,191
Additional paid-in capital	2,091,113,883	2,117,615,849	2,110,986,623	336,455,274	335,401,996
Statutory reserves	28,071,982	28,071,982	28,071,982	4,460,189	4,460,189
Accumulated other comprehensive income	(2,096,698)	(5,056,254)	(5,968,056)	(803,358)	(948,229)
Accumulated deficit	(587,976,279)	(746,256,959)	(872,306,210)	(118,568,290)	(138,595,499)

Total The9 shareholders' equity	1,531,164,766	1,396,397,698	1,262,780,706	221,865,250	200,635,648
Noncontrolling interest	4,052,001	(10,282,299)	(10,949,537)	(1,633,693)	(1,739,706)

Total equity	1,535,216,767	1,386,115,399	1,251,831,169	220,231,557	198,895,942

Total liabilities and equity	1,857,339,384	1,666,709,475	1,628,894,072	264,813,466	258,805,204